FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of November 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of November 20, 2002 regarding acquisition of a portion of a subsidiary’s operations following a corporate split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 20, 2002	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

FOR IMMEDIATE RELEASE

November 20, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

KONAMI to Acquire
a Portion of the Operations of Konami School, Inc.
Following a Corporate Split

KONAMI CORPORATION, (KONAMI) Board of Directors decided on November 11, 2002, to acquire a portion of the operations (video game software debugging operation at Roppongi Monitoring Center) carried out by KONAMI’s wholly-owned subsidiary, Konami School, Inc. (Konami School) on January 1, 2003 as described below.

1.	Purpose of Corporate Split

The purpose of the Konami School is to train video game creators for the purpose of developing high-quality human resources and to debug video game software. As a result of this Corporate Split, Konami School will focus its attention on human resources.

2.	Overview of Corporate Split

(1)	Schedule for Corporate Split

November 11, 2002	Board Meeting to Approve the Corporate Split (the method of acquisition following a Corporate Split) Agreement

November 11, 2002	Conclusion of Corporate Split Agreement

November 26, 2002	Shareholders’ Meeting to Approve the Corporate Split Agreement (Konami School, Inc.)

January 1, 2003	Date of Corporate Split

(2)	Method of Corporate Split

a.	We will complete the acquisition following the corporate split.
Acquiror: KONAMI
Split-Off Company: Konami School

b.	We will use a short-form corporate split which does not require shareholder approval as stated in the Article 374-17-1 of the Commercial Code.

(3)	Allocation of Shares upon Corporate Split

We will not allocate shares since Konami School is our wholly owned subsidiary.

(4)	Amount of Stated Capital Increased upon Corporate Split

None

(5)	Cash Amount to be Paid upon Corporate Split

None

(6)	Rights and Obligations of Acquiror

All the assets and liabilities such as account payables and fixed assets and any agreements (including employment agreements) and the other rights and obligations incidental thereto relating to the operations acquired shall be assumed on the corporate split date.

(7)	Future Performance of Obligations and Liabilities

KONAMI and Konami School have agreed that KONAMI will be responsible for performing obligations and fulfilling the liabilities that will mature after the corporate split date.

(8)	Directors transferring to the acquiror from the split-off company

None

3.	Outline of Parties

(as of March 31, 2002)
(1)	Name	KONAMI CORPORATION	Konami Computer Entertainment School, Inc. (*2)
		(Acquiror)	(Split-Off Company)
(2)	Principal Businesses	Global Entertainment	Training video game creators
(3)	Date of Establishment	March 19, 1973	March 18, 1997

(4)	Location of Headquarters	4-3-1 Toranomon, Minato-ku, Tokyo, Japan (*1)	2-12-15 Shibuya, Shibuya-ku, Tokyo, Japan

(5)	Representative	Kagemasa Kozuki Representative Director and CEO	Masaki Yoneoka Representative Director
(6)	Capital (million yen)	47,398	395
(7)	Total Number of Issued Shares	128,737,566 shares	10,900 shares
(8)	Shareholder’s Equity (million yen)	132,573	218
(9)	Total Assets (million yen)	208,896	1,054
(10)	Fiscal Year	ends March 31	ends March 31
(11)	Number of Employees	951	46
(12)	Principal Shareholders and Percentages Held	Kozuki Holding B.V.: 10.50% Japan Trustee Service Trust Bank Co., Ltd. (Trust Account): 5.76% KOZUKI FOUNDATION FOR HFIGHER EDUCATION: 5.68%	KONAMI CORPORATION: 100%

(13)	Principal Banks	Sumitomo-Mitsui Banking Corporation	Sumitomo-Mitsui Banking Corporation
(14)	Relationship between parties	Capital relationship	KONAMI CORPORATION owns 100% of the split-off company’s issued shares

(*1)	KONAMI changed the location of headquarters to 2-4-1 Marunouchi, Chiyoda-ku, Tokyo on August 26, 2002.
(*2)	Konami Computer Entertainment School, Inc. changed its name to Konami School, Inc. on May 1, 2002.

(15)	Results for Three Most Recent Fiscal Periods (Japanese GAAP)

KONAMI CORPORATION (Acquiror)

Fiscal Year	Ended March 31, 2000	Ended March 31, 2001	Ended March 31, 2002
Net Sales (million yen)	130,124	148,470	123,283
Operating Income (million yen)	25,613	34,092	11,083
Ordinary Income (million yen)	25,374	33,238	11,792
Net Income (million yen)	16,236	18,042	8,675
Net Income per Share (yen)	290.26	158.12	67.96
Dividends per Share (yen)	97	54	54
Shareholders’ Equity per Share (yen)	1,251.21	1,136.49	1,029.80

Konami School, Inc. (Split-Off Company)
Fiscal Year	Ended March 31, 2000	Ended March 31, 2001	Ended March 31, 2002
Net Sales (million yen)	935	1,073	921
Operating Income (million yen)	102	(124)	(63)
Ordinary Income (million yen)	106	(121)	(62)
Net Income (million yen)	93	(144)	(63)
Net Income per Share (yen)	18,879	(29,331)	(5,766)
Dividends per Share (yen)	—	—	—
Shareholders’ Equity per Share (yen)	25,404	(3,927)	19,992
4.	Overview of the Operations to be Acquired

(1)	Roppongi Monitoring Center: video game software debugging operation

(2)	Results of Operations to be Acquired for Fiscal Year Ended March 31, 2002

Net Sales (million yen)	454
Gross Profit (million yen)	201
Operating Income (million yen)	9
Ordinary Income (million yen)	11

(3)	Assets and Liabilities of Operations to be Acquired (as of Oct 31, 2002)

Assets (million yen)		Liabilities (million yen)
Current Assets	189	Current Liabilities	30
Fixed Assets	47
Total Assets	236	Total Liabilities	30

5.	Company Overview of KONAMI after Acquisition of Operations

(1)	Company Name	KONAMI CORPORATION

(2)	Details of Business	Global Entertainment

(3)	Location of Headquarters	2-4-1 Marunouchi, Chiyoda-ku, Tokyo

(4)	Representative	Kagemasa Kozuki, Representative Director and CEO

(5)	Capital (million yen)	47,398 (as of March 31, 2002) No capital increase after corporate split

(6)	Total Assets	236 million yen is the expected increase resulting from this transaction.

(7)	Fiscal Year	Ends March 31

(8)	Impact on KONAMI’s financial results
Konami does not expect that the corporate split will have a
material impact on its consolidated results of operations or financial condition since the split-off company (Konami
School) is the wholly-owned company.